Pricewaterhouse Coopers LLP

                        Report of Independent Accountants

To the Board of Trustees of:

BT Alex.Brown Cash Reserve Fund, Inc. - Prime Series
BT Alex.Brown Cash Reserve Fund, Inc. - Treasury Series
BT Alex.Brown Cash Reserve Fund, Inc. - Tax Free Series
Flag Investor Emerging Growth Fund, Inc.
Flag Investors Equity Partners Fund, Inc.
Flag Investors Real Estate Securities Fund, Inc.
Flag Investors Communications Fund, Inc.
Flag Investors Value Builder Fund, Inc.
Flag Investors Short Intermediate Income Fund, Inc.
Flag Investors International Fund, Inc.

We have examined management's assertion about BT Alex.Brown Cash Reserve Fund, Inc.- Prime Series, BT Alex.Brown Cash Reserve Fund, Inc.-Treasury Series, BT Alex. Brown Cash Reserve Fund, Inc.-Tax Free Series, Flag Investors Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., and Flag Investors International Fund, Inc. (The "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17F-2 under the Investment Company Act of 1940 ("the Act") as of February 26, 1999 included in its representation letter dated September 13, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion o management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirement and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26,1999 and with respect to agreement of security purchases and sales, for the period from October 30, 1998 (the date of our last examination) through February 26, 1999:



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-     Count and inspection of all securities located in the vault of Bankers
      Trust in New York;

- Confirmation of all securities held by institutions in book entry form-The Federal Reserve Bank of New York, The Depository Trust COmpany, CREST and CHESS

- Confirmed all securities record - kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services without prior notice to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of Greece, Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian.

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

- Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and(c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 1999 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                                  /s/ PricewaterhouseCoopers LLP

New York, New York
September 13, 1999

PricewaterhouseCoopers LLP

                                                  PricewaterhouseCoopers LLP
                                                  1177 Avenue of the Americas
                                                  New York, NY 10036
                                                  Telephone (212) 596-8000
                                                  Facsimile (212) 596-8910

September 20, 1999

Securities and Exchange Commission
Philadelphia District
Curtis Center, Suite 1105E
601 Walnut Street
Philadelphia, PA 19106

Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed is our report covering our examinations of the securities of the BT Alex.Brown Cash Reserve Fund, Inc.-Prime Series, BT Alex.Brown Cash Reserve Fund, Inc.-Treasury Series, BT Alex.Brown Cash Reserve Fund, Inc.-Tax Free Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc. Flag Investors Communications Fund, Inc. Flag Investors Value Builder Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., and Flag Investors International Fund, inc. at the close of business on February 26, 1999.

                                                Very truly yours,

                                                /s/ PricewaterhouseCoopers LLP


KJB:mlr
Enclosures

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 370.17f-2)

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1. Investment Company Act File Number 811-3196                Date examination
BT Alex Brown Cash Reserve Fund, Inc., 811-3383               completed:
Flag Investors Communications Fund, Inc. 811-4827             February 26, 1999
Flag Investors Income
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2. State Identification Numbers


AL          AK            AZ            AR          CA             CO
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CT          DE            DC            FL          GA             HI
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ID          IL            IN            IA          KS             KY
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LA          ME            MD            MA          MI             MN
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MS          MO            MT            NE          NV             NH
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NJ          NM            NY            NC          ND             OH
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OK          OR            PA            RI          SC             SD
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TN          TX            UT            VT          VA             WA
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WV          WI            WY            PUERTO RICO
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3.  Exact name of investment company as specified in registrations statement
                                             See 1 above

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4. Address of principal executive office (number, street, city, state, zip code)
1 South street, Baltimore, Maryland 21202

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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.         All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal offices in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

*national Fund, Inc., 811-5320 Flag Investors Emerging Growth Fund, Inc., 811-6084 Flag Investors Short-Intermediate Income Fund, Inc., 811-6600 Flag Investors Value Builder Fund, Inc., 811-8500 Flag Investors Real Estate Securities Fund, Inc., 811-8886 Flag Investors Equity Partners Fund, Inc.